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                                SUPPLEMENT NO. 1
                               DATED JUNE 5, 2000
                       TO THE PROSPECTUS DATED MAY 1, 2000
                        FOR THE TIAA REAL ESTATE ACCOUNT

THE FOLLOWING DESCRIBES A RECENT PROPERTY PURCHASE BY THE REAL ESTATE ACCOUNT AND SUPPLEMENTS THE INFORMATION SET FORTH IN THE "DESCRIPTION OF PROPERTIES" SECTION OF THE PROSPECTUS.

         On May 15, 2000, the TIAA Real Estate Account purchased a 12-story office building in the central business district of Washington, D.C. for a purchase price of approximately $140.5 million. The property is not subject to a mortgage.

         1801 K Street, N.W. was built in 1971 and has undergone extensive renovations over the past three years. It contains 561,686 net rentable square feet, and is currently 96% occupied by over twenty tenants. The three largest tenants are Arter & Hadden LLP (77,309 square feet), Bank of America (54,845 square feet) and Young & Rubicam (61,048 square feet). Rents average $32.50 per square foot, as compared with the average $38 per square foot rent for office space in Washington D.C.'s central business district. Although the terms vary under each lease, most of the expenses for operating the property are either borne or reimbursed by the tenants. The central business district submarket of Washington, D.C. contains 35.6 million square feet with an overall vacancy rate of 4.8%.

         As of the date of this supplement, the acquisition represented approximately 7.4% of the Account's total net assets and 9.5% of its real estate assets.